EXHIBIT 12.3

PG&E CORPORATION

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Incoming from continuing operations	$ 858	$ 1,113	$ 1,234	$ 1,198	$ 1,020
Income taxes provision	440	547	460	425	539
Fixed charges	919	850	861	907	937
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	(17)	(16)	(16)	(16)	(17)

Total Earnings	$ 2,200	$2,494	$2,539	$2,514	$2,479

Fixed Charges:
Interest and amortization of premiums, discounts and capitalized expenses related to short-term borrowings and long-term debt, net	$ 846	$766	$798	$825	$865
Interest on capital leases	16	18	19	22	23
AFUDC debt	40	50	44	44	32
Pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries	17	16	16	16	17

Total Fixed Charges	$ 919	$850	$877	$907	$937

Ratios of Earnings to Fixed Charges	$ 2.39	2.93	2.90	2.77	2.65

Note:

For the purpose of computing PG&E Corporation’s ratios of earnings to fixed charges, “earnings” represent income from continuing operations adjusted for income taxes, fixed charges (excluding capitalized interest), and pre-tax earnings required to cover the preferred stock dividend of consolidated subsidiaries. “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover preferred stock dividends of consolidated subsidiaries. Fixed charges exclude interest on tax liabilities.